SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 36) *

                        Ampal-American Israel Corporation
              ----------------------------------------------------
                                (Name of Issuer)

                    Class A Stock, par value $1.00 per share
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   03215 10 9
              ----------------------------------------------------
                                 (CUSIP Number)

                           Yoram Weissbrem, Secretary
         Bank Hapoalim B.M., 50 Rothschild Boulevard, Tel Aviv, Israel
                               Tel. 972-3-567-3333
         -------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 11, 1999
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03215 10 9             SCHEDULE 13D
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Bank Hapoalim B.M.            13-2775750
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*


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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Israel
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                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               6,258,639(1)
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        6,258,639(1)
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


                        --------------------------------------------------------

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      26(1)
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14    TYPE OF REPORTING PERSON*


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(1)   Assuming conversion of the shares of 6 1/2% Preferred and 4% Preferred owned by the Bank.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This statement constitutes Amendment No. 36 to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Bank Hapoalim B.M. (the "Bank") in connection with its beneficial ownership of shares of Class A Stock ("Class A Stock") of Ampal-American Israel Corporation, a New York corporation ("Ampal").

      Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by adding the following:

      On May 11, 1999, the Bank and two wholly-owned subsidiaries of the Bank entered into an agreement with Ampal and four subsidiaries of Ampal (the "Agreement"), providing for the sale by the Bank of all of its beneficial ownership of shares of Ampal.

      The Agreement provides, among other things, for the following:

      1. The sale by the Bank and a subsidiary of the Bank of all shares of Ampal's Class A Stock, 6 1/2% Preferred shares and 4% Preferred shares owned by them to Ampal and to certain subsidiaries of Ampal in the amounts set forth in the Agreement, for an aggregate consideration of $31,293,195.

      2. The purchase from Ampal and subsidiaries of Ampal by a subsidiary of the Bank of seven parcels of real estate in Israel previously leased to the Bank, for a purchase price of $14,702,195.

      3. The renewal of a lease between a subsidiary of Ampal and the Bank, regarding an additional parcel of real estate, for a period of ten years at an annual rental of $346,000.

      The closing of the transactions provided for in the Agreement are subject to the approval of Ampal's relevant board committees, Board of Directors and shareholders, the Bank's relevant corporate bodies, regulatory approval in Israel and other conditions as provided in the Agreement.

      Item 7. MATERIAL TO BE FILED AS EXHIBITS

      Agreement dated May 11, 1999 by and between Bank Hapoalim B.M., Atad Investments Company Ltd., Revadim (Nechasim) Ltd., Ampal-American Israel Corporation, Ampal Development (Israel) Ltd., Ampal Financial Services Ltd., Ampal (Israel) Ltd. and Nir Ltd.

                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                BANK HAPOALIM B.M.


                                           By:
                                               -----------------------------
                                                Name:  Yaacov Elinav
                                                Title: Member of the Board of
                                                       Management


                                           By:
                                               -----------------------------
                                                Name:  Moriah Hoftman-Doron
                                                Title: Advocate